Exhibit 5.1

Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

March 6, 2024

ECD Automotive Design, Inc.
4390 Industrial Lane

Kissimmee, Florida 34758

Ladies and Gentlemen:

We have acted as counsel to ECD Automotive Design, Inc., a Delaware corporation (f/k/a EF Hutton Acquisition Corporation I, the “Company”), in connection with the Registration Statement on Form S-1 (File Number 333-276576) to which this opinion is filed as an exhibit (the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), for the registration for resale by the selling securityholders listed therein (the “Selling Securityholders”), of up to an aggregate of 54,678,451 shares of common stock, $0.0001 par value per share of the Company (the “Common Stock”), consisting of:

(i) 50,738,764 shares of Common Stock (the “Note Shares”) issuable upon conversion of the Senior Secured Convertible Note in the principal amount of $15,819,219 (the “Convertible Note”);

(ii) 2,875,000 shares of Common Stock (the “Founder Shares”) that were sold to certain of the Selling Securityholders at a price of approximately $0.09 per share prior to the September 8, 2022 initial public offering of the Company (the “IPO”) prior to the Business Combination (as defined below);

(iii) up to 257,500 shares of Common Stock (the “Unit Shares”) that were sold to certain of the Selling Securityholders as part of the private units (the “Private Units”) sold at a price of $10.00 per unit in the private placement that occurred simultaneously with the IPO;

(iv) up to 32,187 shares of Common Stock (the “Rights Shares”) issued in connection with the Business Combination as a result of the conversion of the 257,500 rights that were sold to certain of the Selling Securityholders as part of the Private Units;

(v) 750,000 shares of Common Stock (the “Fee Shares”) issued to EF Hutton LLC (“EFH”) in lieu of the cash deferred fee at the closing of the Business Combination; and

(vi) 25,000 shares of Common Stock (the “Subscription Shares”) sold in a private placement at a price of $10.00 per share pursuant to the Securities Subscription Agreement, dated January 11, 2024, between the Company and Benjamin Piggott (the “SSA”).

In addition, the prospectus included in the Registration Statement relates to the resale of up to 257,500 redeemable warrants sold to certain of the Selling Securityholders as part of the Private Units (the “Private Warrants”), and up to 257,500 shares of Common Stock underlying the 257,500 Private Warrants (the “Private Warrant Shares”).

Such prospectus also relates to the primary offering of up to 11,500,000 shares of Common Stock (the “Public Warrant Shares,” and together with the Private Warrant Shares, the “Warrant Shares”) underlying the 11,500,000 redeemable warrants contained in the units sold at a price of $10.00 per unit in the IPO.

In connection with this opinion, we have examined and relied upon the Registration Statement, the Convertible Note, and the Warrants. We have also examined originals or copies, certified or otherwise identified to our satisfaction, of the Company’s second amended and restated certificate of incorporation and second amended and restated bylaws, and such corporate records of the Company and other certificates and documents of officials of the Company, public officials and others as we have deemed appropriate for purposes of this letter. We have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to authentic original documents of all copies submitted to us as conformed and certified or reproduced copies.

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ECD Automotive Design, Inc. March 6, 2024 Page 2

Based upon the foregoing and subject to the assumptions, exceptions, qualifications and limitations set forth hereinafter, we are of the opinion that:

a)	The Founder Shares, Unit Shares, Rights Shares, Fee Shares and Subscription Shares have been duly and validly issued and are fully paid and nonassessable;

b)	The Note Shares and the Warrant Shares have been duly authorized for issuance and, when issued and paid for in accordance with the terms and conditions of the Convertible Note or the Warrants, as applicable, will be validly issued, fully paid and nonassessable; and

c)	The Private Warrants have been duly authorized, executed and delivered by the Company and constitute valid and legally binding obligations of the Company, enforceable in accordance with their terms.

The opinion set forth in paragraph (c) above is subject to the following exceptions, limitations and qualifications: (i) the effect of bankruptcy, insolvency, reorganization, arrangement, moratorium, fraudulent conveyance, fraudulent transfer and other similar laws relating to or affecting the rights of creditors, (ii) the effect of general principles of equity (including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance, injunctive relief and other equitable remedies), regardless of whether considered in a proceeding at law or in equity, and (iii) the effect of public policy considerations that may limit the rights of the parties to obtain further remedies, and (iv) that we express no opinion regarding provisions relating to choice of law, choice of venue, jurisdiction or waivers of jury trial, or any waiver of any usury defense.

The opinions we express herein are limited to matters involving the Delaware General Corporation Law and the laws of the State of New York.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference made to us under the caption “Legal Matters” in the prospectus constituting part of the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act, the rules and regulations of the Securities and Exchange Commission promulgated thereunder or Item 509 of Regulation S-K promulgated under the Act.

Sincerely yours,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP